

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 9, 2008

Via U.S. Mail and Fax (714) 619-9399
Mr. Robert J. Miranda
Chief Financial Officer
Victory Energy Corporation
112 N. Curry Street
Carson City, NV 89703-4934

> **Re: Victory Energy Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 18, 2008**
>
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 2-76219-NY**

Dear Mr. Miranda:

        We have reviewed your supplemental response letter dated November 25, 2008 as well as
the above referenced filings and have the following comments. As noted in our comment letter
dated July 21, 2008, we have limited our review to your financial statements and related
disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the period ended March 31, 2008

1.   We note your response labeled Other Matters and your conclusion that there is no
        obligation to record a liability on the balance sheet related to payment of royalties to
        James Capital. We also note in Section 2.1(a) and 2.1(b) of the Fund Agreement that the
        Fund can take at its discretion its Net Royalty Interest "in kind" and the decision to take
        the Net Royalty Interest in-kind or cash will be made on three month intervals. Given the
        repayment of the Net Royalty Interest is at the discretion of James Capital and appears to
        be on demand, tell us how you concluded this obligation should not be recorded as a
        liability on your balance sheet.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief